Twelve Seas Investment Company

25/28 Old Burlington Street

Mayfair, London, W1S 3AN

June 19, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: Folake Ayoola

Re:	Twelve Seas Investment Company
Registration Statement on Form S-1
Filed June 1, 2018, as amended
File No. 333-225352

Dear Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twelve Seas Investment Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Tuesday, June 19, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Dimitri Elkin
Dimitri Elkin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller